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                              March 31, 2022

       Lin Wei
       Chief Financial Officer
       36Kr Holdings Inc.
       5-6/F, Tower A1, Junhao Central Park Plaza
       No. 10 South Chaoyang Park Avenue
       Chaoyang District, Beijing, People   s Republic of China, 100026

                                                        Re: 36Kr Holdings Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            Response dated
November 24, 2021
                                                            File No. 001-39117

       Dear Ms. Wei:

              We have reviewed your November 24, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 24, 2021 letter.

       Annual Report on Form 20-F for Fiscal Year Ended December 31, 2020

       Item 3. Key Information, page 1

   1. Please note your response to comment 1. Please disclose that your contractual arrangements with the
VIE have not been tested in court. Additionally, please do not disclose or otherwise
imply that the VIE structure is designed to replicate substantially the same economic benefits
as would be provided by direct ownership. Instead, please clarify that this structure
provides contractual exposure to foreign investment in such companies rather than
replicating. Please revise your disclosure accordingly.
   2. We note your response to comments 2 and 9. Please disclose whether your auditor is subject to the
determinations announced by the PCAOB on December 16, 2021.
 Lin Wei
36Kr Holdings Inc.
March 31, 2022
Page 2
3. We note your response to comment 6. Please disclose the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that certain permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
4. Please note we continue to evaluate the consolidating financial information you proposed in response to comment 8.
3.D. Risk Factors, page 5

5. We note your response to comment 12. Please disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Additionally, please also update your disclosure to clarify whether you will be subject to the cybersecurity regulations that have since went into effect on February 15 requiring internet companies holding the data of more than 1 million users to undergo a network security review before listing overseas.
       You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameLin Wei                                       Sincerely,
Comapany Name36Kr Holdings Inc.
                                                                Division of
Corporation Finance
March 31, 2022 Page 2                                           Office of Trade
& Services
FirstName LastName